Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Three Months Ended March 31
	2017	2016

Earnings Available for Fixed Charges
Loss before income taxes and noncontrolling interests that have not incurred fixed charges	$(245)	(2,237)
Distributions greater (less) than equity in earnings of affiliates	(43)	252
Fixed charges, excluding capitalized interest*	396	340

	$108	(1,645)

Fixed Charges
Interest and debt expense, excluding capitalized interest	$315	281
Capitalized interest	26	40
Interest portion of rental expense	32	18

	$373	339

Ratio of Earnings to Fixed Charges**	—	—

    *Includes amortization of capitalized interest totaling approximately $49 million in 2017 and $41 million in 2016.

  **Earnings for the three-month periods ended March 31, 2017 and 2016 were inadequate to cover fixed charges by $265 million and $1,984 million, respectively.